UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*


                              Medical Resources, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   58461Q102
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                                 (CUSIP Number)

                               Mel Personti-O'Neill
                    920 King Street, Wilmington, Delaware 19801
                                 (302)888-7502
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 September 30, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                          SCHEDULE 13D
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CUSIP No.  58461Q102                                                  Page 2 of 6 Pages
---------------------------------------                   -----------------------------------------

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
1          NAME OF REPORTING PERSON
           HHH Investments Limited Partnership, a Delaware limited partnership


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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
                                                                                            (b)|X|
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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           Affiliate

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2|_|



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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware, United States of America

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     Number of          7       SOLE VOTING POWER          (1) 1,330,000 SHARES OF COMMON STOCK
                                                           (2)  NONE
       Shares        ------------------------------------------------------------------------------
    Beneficially        8       SHARED VOTING POWER        1,330,000 SHARES OF COMMON STOCK
      Owned by       ------------------------------------------------------------------------------
        Each            9       SOLE DISPOSITIVE POWER     (1) 1,330,000 SHARES OF COMMON STOCK
     Reporting                                             (2) NONE
       Person        ------------------------------------------------------------------------------
        With           10       SHARED DISPOSITIVE POWER   1,330,000  SHARES OF COMMON STOCK
---------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (1) and (2): 1,330,000  SHARES OF COMMON STOCK

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |x|



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13         PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

           5.8% of Common Stock Outstanding as of May 26, 1998

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14         TYPE OF REPORTING PERSON*

           Partnership

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                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

Cusip:  58461Q102                                            Page 3 of 6 Pages

                                  ATTACHMENT

ITEM 1.     SECURITY AND ISSUER

     This report relates to the Common Stock with $.01 par value of Medical Resources, Inc. (the "Company") whose principal office is located at 155 State St, Hackensack New Jersey 07601.

ITEM 2.     IDENTITY AND BACKGROUND

     (a) Name: Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by HHH Investments Limited Partnership, a Delaware Limited Partnership ("HHH"). HHH and the entities disclosed in Item 6 may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. HHH disclaims the existence of a group with any other investors in the Company and does not affirm the existence of a group among the entities disclosed in
Item 6.


     (b) Business Address: 920 King St., Wilmington, DE 19801


     (c) Present Principal Occupation: None


     (d) Convictions: None


     (e) Suits and Proceedings: None


     (f) Citizenship: U.S.A.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The general partner of the reporting person is HHH Investments Corporation, a Delaware corporation, with a 1% beneficial interest. The president of the general partner is Francis D. Hussey, Jr. The stock of the general partner is entirely owned by Francis D. Hussey, Jr. and Mary Pat Hussey, as an estate by the entireties.

     The limited partners of the reporting person are as follows: Francis D. Hussey, Jr. and Mary Pat Hussey, as an estate by the entireties, with a 24% beneficial interest; F. Desmond Hussey III with a 25% beneficial interest; Sean
M. Hussey with a 25% beneficial interest; and Anne C. Hussey with a 25% beneficial interest.

     The acquisition of the securities owned by the reporting person, was based on assignment from Magnetic Scans, Inc., a Florida corporation. Magnetic Scans, Inc. is owned by the following persons: Francis D. Hussey, Jr. and Mary Pat Hussey, as an estate by the entireties, with a 25% interest; F. Desmond Hussey III with a 25% interest; Sean M. Hussey with a 25% interest; and Anne C. Hussey with a 25% interest.


ITEM 4.     PURPOSE OF THE TRANSACTION

     The Reporting Person has a strong belief that the stock of the company is undervalued in light of the continued strength of the revenue of the Company and its long-term prospects. Accordingly, the Reporting Person continues to examine all of its options, with its highest priority being the enhancement of shareholder value. The Reporting Person may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Any of such option could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Person and the individuals which are its limited partners retain the right to purchase or otherwise acquire additional shares of the Common Stock and plan on doing so.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     The HHH Investment Limited Partnership would be deemed to be the beneficial owner of 1,330,000 shares of common stock of the company. The individuals which are its limited partners and companies owned entirely by them would be deemed to be the beneficial owners of an additional 684,524 shares of common stock of the company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The individuals who are the limited partners of the reporting person are also the sole share holders of the MRI Center of Jacksonville, Inc. The MRI Center of Jacksonville is the owner of 215,000 shares of unregistered common stock of the company acquired out of this sale of an MRI center in Jacksonville, Florida to the company. These shares are not included in the aggregate amount listed in Row 11.

     The individuals who are the limited partners of the reporting person are also the sole share holders of the Coral Way MRI, Inc., a Florida corporation. Coral Way MRI is the owner of 92,243 shares of unregistered common stock of the company acquired out of this sale of an MRI center in Miami, Florida to the company. These shares are not included in the aggregate amount listed in Row 11.

     The individuals who are the limited partners of the reporting person are also the sole share holders of the Magnetic Scans, Inc. Magnetic Scans, Inc. is the owner of 75,281 shares of unregistered common stock of the company acquired out of this sale of an MRI center in Port Charlotte, Florida to the company. These shares are currently held in escrow and are not included in the aggregate amount listed in Row 11.

     Magnetic Scans, Inc. also has an option to purchase 30,000 shares of common stock. These options were acquired from New England MRI, Inc. These options have not been exercised and are not included in the aggregate amount listed in Row 11.

     Francis D. Hussey, Jr., the President of the general partner of the Reporting Person and also (jointly with his wife, Mary Pat Hussey) a limited partner of the Reporting Person, is the Trustee and is a beneficiary of the Francis D. Hussey, Jr. Pension Plan. The Francis D. Hussey, Jr. Pension Plan is the owner of 50,000 shares of registered common stock of the company. Francis D. Hussey, Jr. also owns 100,000 shares of registered common stock of the company, individually. Francis D. Hussey, Jr. and Mary Pat Hussey, Husband and Wife, own 150,000 shares of registered common stock of the company jointly. These shares were acquired on the open market with outside funds. These shares are not included in the aggregate amount listed in Row 11.

     Anne C. Hussey, a limited partner of the resporting person, owns 2,000 shares of registered common stock of the company, individually. These shares were acquired on the open market with outside funds. These shares are not included in the aggregate amount listed in Row 11.